Contacts: Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Eliza Walsh / Amy Banek Mansfield Communications (416) 599-0024 / (212) 370-5045 eliza@mcipr.com	US Investor Relations Tim Clemensen Rubenstein Investor Relations (212) 843-9337 tim@rir1.com

TSX:               LOR

AMEX:          LRP

LORUS THERAPEUTICS REPORTS FIRST QUARTER RESULTS FOR FISCAL YEAR 2005

TORONTO, CANADA – October 8, 2004 – Lorus Therapeutics Inc. (“Lorus”) today reported financial results for the three months ended August 31, 2004.  Unless specified otherwise, all amounts are in Canadian dollars.

JUNE 1, 2004 TO DATE HIGHLIGHTS

  In June 2004, Lorus achieved full patient enrollment with over 400 patients in the pivotal Phase III FDA registration clinical trial of Lorus’ lead immunotherapeutic drug Virulizin(R) for the treatment of advanced pancreatic cancer.  The number of patients enrolled exceeded the target and was achieved earlier than scheduled.

  On October 6, 2004, subsequent to the first quarter, Lorus entered into an agreement to raise proceeds of $14.4 million through the issuance of $15.0 million of secured convertible debentures.  Lorus received $4.4 million on October 6, 2004 and will receive $5.0 million on January 14 and on April 15, 2005.  The debentures will expire on October 6, 2009 and interest is at a rate of prime + 1% until Lorus’ share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer accrue.  The $5.0 million principal amount is convertible at the debenture holder’s option into common shares of Lorus with an exercise price of $1.00.  The $10.0 million principal amount issued thereafter is convertible at an exercise price equal to the greater of $1.00 per share and the twenty-day weighted average trading price of Lorus’ shares less any discount permitted by the Toronto Stock Exchange.  The agreement also provides for the issuance of up to 4 million warrants, with a term of five years, to buy common shares at a price per share of $1.00.

  Introduced a novel series of anticancer small molecules at the IBC's 9th Annual World Congress Drug Discovery Technology(R) 2004.  This novel series of compounds has demonstrated potent anti-proliferative activity against a variety of human cancer cell types. Promising cancer cell growth inhibition was demonstrated in the National Cancer Institute’s (NCI) 60-cell line tumor panel. Moreover, in animal models of human colon cancer and liver cancer, treatment with several leading compounds resulted in significant inhibition of tumor growth.

  Announced positive findings from the dose escalation stage of the ongoing Phase II clinical trial of our novel antisense drug, GTI-2040, combined with capecitabine in metastatic kidney cancer.  These findings demonstrated that GTI-2040 is well tolerated in combination with capecitabine, with no reduction in the initial capecitabine dose required, up to and including the target GTI-2040 dose that was previously established as a monotherapy in a Phase I clinical investigation.

  Announced the expansion of the Phase II clinical trial using GTI-2501 to treat Hormone Refractory Prostate Cancer (HRPC) to two additional sites in Canada, the London Regional Cancer Centre in London, Ontario and the Cross Cancer Institute in Edmonton, Alberta. The combination of GTI-2501 and docetaxel in this clinical trial is being investigated in patients with asymptomatic or symptomatic HRPC where disease progression is uncontrolled.

  Additions to Lorus’ management team include a new Chief Financial Officer, Paul Van Damme, who is an experienced biotechnology executive.

  Received a notice of allowance of a patent by the European Patent Office for the discovery of a gene, which suppresses the growth of malignant tumors, further strengthening Lorus’ intellectual property portfolio.

  Published various papers by Lorus scientists in prominent scientific journals and made presentations at some of the most influential meetings in the cancer research field.

“As Lorus grows and transforms as an organization, we continue to expand our product pipeline, relying on our experienced management team and solid financial base.  We are encouraged by the ongoing clinical success of our many drug candidates as we position the company for commercial success with our lead immunotherapeutic drug, Virulizin(R),” said Dr. Jim Wright, president and CEO of Lorus.  “Reaching full enrollment in our Phase III clinical trial of Virulizin(R) has been a significant achievement for Lorus, and, combined with our recent management additions and continued progress in our GTI-2040 and 2501 clinical trials, has made this a very successful first quarter.”

FINANCIAL RESULTS

Net loss for the quarter ended August 31, 2004 totaled $6.2 million ($0.04 per share) compared to a loss of $8.2 million ($0.05 per share) for the same quarter last year. The decrease in net loss is due to a reduction of $2.2 million in research and development expenses and $200,000 in administrative expenses.  These reductions were offset by lower interest income of $248,000 and the recognition of stock-based compensation expense of $211,000 resulting from the adoption of Canadian Institute of Chartered Accountants [“CICA”] revised Handbook Section 3870, ‘Stock-Based Compensation and Other Stock-Based Payments’.

Research and development expenses for the quarter ended August 31, 2004 decreased to $5.0 million compared to $7.3 million for the same quarter last year. The decrease in costs was anticipated due to lower clinical trial costs for the fully enrolled Phase III trial of Virulizin(R) in comparison to the prior year when significant start up costs were incurred.  As well in the first quarter of fiscal 2004 the Company incurred initial costs of supplying the GTI-2040 drug to the National Cancer Institute [“NCI”] for the NCI sponsored phase II clinical trial program, for which Lorus continues to have a sufficient supply on hand to complete the clinical trials.

General and administrative expenses for the first quarter of fiscal 2005 decreased $200,000 to $1.0 million compared with $1.2 million in 2004.  The decrease is primarily due to severance payments incurred in the first quarter of 2004.

Stock-based compensation expense of $211,000 for the quarter ended August 31, 2004 represents the amortization of the estimated fair value of stock options granted since June 1, 2002 applicable to the current period. The retroactive application of CICA Handbook Section 3870 with respect to recognition of stock compensation expense for the 2003 and 2004 fiscal years resulted in a $2.8 million charge to the deficit and credit to the contributed surplus accounts on June 1, 2004.

Interest income for the quarter ended August 31, 2004 decreased to $145,000 from $393,000 for the same quarter last year. The decrease is attributable to a lower cash and short-term investment balance during the first quarter of 2005.

At August 31, 2004 Lorus had cash and cash equivalents and short-term investments totaling $20.7 million compared to $26.7 million at May 31, 2004. Working capital was $17.0 million at August 31, 2004 compared to $22.6 million at May 31, 2004.  Subsequent to quarter end, as a result of the financing referred to above, the Company’s cash and cash equivalents increased by $4.4 million due to the advancement of the first tranche.  Lorus will receive $14.4 million in funds during fiscal 2005 as a result of the convertible debenture agreement discussed above.

Lorus Therapeutics Inc.
Consolidated Statements of Loss (unaudited)
			Period
	Three	Three	from inception
(amounts in 000's except for per common share data)	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Aug. 31, 2004	Aug. 31, 2003	Aug. 31, 2004
Revenues	$ 2	$ 29	$ 676

EXPENSES
Cost of Sales	-	-	83
Research and development	5,049	7,263	90,893
General and administrative	1,025	1,231	38,818
Stock-based compensation expense	211	-	214
Depreciation and amortization	107	99	8,888
Operating Expenses	6,392	8,593	138,896
Interest income	(145)	(393)	(10,168)
Loss for the period	$ 6,245	$ 8,171	$ 128,052
Basic and diluted loss per common share	$ 0.04	$ 0.05
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	171,801	171,517

See accompanying notes to unaudited consolidated financial statements

As Lorus is holding its Annual General Meeting of the shareholders on November 18, we will not hold a conference call to discuss the operating results of this quarter. Lorus always welcomes the shareholders, the financial community and the general public to contact us at any time.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

3